Exhibit 99.2

DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

Introduction

The following management’s discussion & analysis (this “MD&A”) of the financial condition and results of the operations of Digi Power X Inc. (formerly “Digihost Technology Inc.”) (the “Company” or “Digi Power”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and six-month periods ended June 30, 2025. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2025 and 2024, together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. The Company’s unaudited condensed consolidated interim financial statements and the financial information contained in this MD&A, unless otherwise indicated, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

The effective date of this MD&A is August 14, 2025.

For the purpose of preparing this MD&A, management, in conjunction with the Board of Directors (the “Board”), considered the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Company’s subordinate voting shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluated materiality with reference to all relevant circumstances, including potential market sensitivity.

Information about the Company and its operations can be obtained from the offices of the Company and is available for review under the Company’s profile on the System for Electronic Documents Analysis and Retrieval + (“SEDAR +”) website (www.sedarplus.ca) and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.

The Company’s management team (“Management”) is responsible for the preparation and integrity of the Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

Description of Business

Digi Power, through its U.S. operating subsidiaries, is an innovative energy infrastructure company that develops data centers to drive the expansion of sustainable energy assets. With multiple sites, including its combined cycle and high-capacity substations, the Company taps into and enhances the energy grid, supporting both industrial clients and broader energy markets

Digi Power’s mission is to create efficient, reliable, and cost-effective energy solutions by maximizing the potential of our power facilities and building advanced infrastructure to meet the demands of high-performance computing, Bitcoin mining, and other energy-intensive industries. The Company currently operates three U.S.-based Bitcoin mining sites and remains focused on procuring power from renewable energy sources and those that create zero carbon emissions.

The head office of the Company is located at 218 NW 24th Street, 2nd Floor, Miami, Florida 33127.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

Mining operation and network overview

Revenue from the Company’s Bitcoin mining operation is recognized based upon the average Bitcoin price in effect on the day the Bitcoins are mined. Bitcoins are received within a 24-hour period from the actual time they are mined. The Bitcoin price is volatile and can change markedly from day to day. This volatility in price can result in material changes in revenue recorded from period to period.

Network mining difficulty is one of the most significant competitive conditions the Company faces in its Bitcoin mining operation. Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. Network difficulty is impacted directly by the price of Bitcoin. As the price of Bitcoin increases network mining difficulty may increase if more competitors begin to mine Bitcoin, which would result in a decrease in the number of Bitcoins mined by the Company based upon its existing computing power. As network difficulty rises the cost to the Company to mine Bitcoin also rises.

The Bitcoin network protocol automatically adjusts network difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin mining to solve the previous 2,016 blocks such that the average time to solve each block is maintained as close to ten minutes as possible. Price and network difficulty are positively correlated such that, as the price of Bitcoin rises, there is an added incentive for miners to enter the market, and such increase in miners typically results in a proportional increase in network difficulty.

With respect to the conversion of the Company’s Bitcoin to cash, the Company relies on a third-party service provider to broker sales of its mined Bitcoin. In 2022, the Company began to monetize a portion of Bitcoin mined to fund the Company’s operating costs and SG&A expenses, mitigating the need to access equity markets to fund those costs and expenses when appropriate. This strategy has continued during the entirety of 2025 and to the date of this MD&A.

A “mining pool” is a service operated by a mining pool operator that pools the resources of individual miners to share their processing power over a network. Mining pools emerged in response to the growing difficulty and network hash rate competing for Bitcoin rewards on the Bitcoin blockchain as a way of lowering costs and reducing the risk of an individual miner’s mining activities. The mining pool operator provides a service that coordinates the computing power of the independent mining enterprises participating in the mining pool. Mining pools are subject to various risks such as disruption and down time. In the event that a pool we utilize experiences down time or is not yielding returns, our results may be impacted.

The Company uses a mining pool that pays Bitcoin rewards utilizing a “Full-Pay-Per-Share” payout of Bitcoin based on a contractual formula, which calculates payout primarily based on the hash rate provided by us to the mining pool as a percentage of total network hash rate, along with other inputs. We are entitled to consideration even if a block is not successfully placed by the mining pool operator. The Company transitioned completely to this type of mining pool in 2022 and utilized it for the period ended June 30, 2025, and to the date of this MD&A.

Mining Operations

Bitcoin

As of June 30, 2025, the Company held a total of approximately 40 Bitcoins with an inventory value of $4,315,848 based on the Bitcoin price as of that date per the Gemini exchange. For the six-month period ending June 30, 2025, Digi Power mined a total of approximately 23 Bitcoins compared to a total of approximately 174 Bitcoins for the six-month period ending June 30, 2024, representing a decrease of 87%.

For the three-month period ended June 30, 2025, Digi Power mined a total of 14 Bitcoins compared to 45 for the three-month period ended June 30, 2024, a decrease of 69%.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

The number of coins decreased compared to 2024 due to the continued expansion of the Company’s colocation operations agreements that were entered into in order to diversify its operations.

Updates and Expansion

On February 7, 2023, the Company announced that it had completed the acquisition of a 60 MW power plant in North Tonawanda, NY. Further to the Company’s initial news release on March 24, 2021, the terms of the acquisition were amended to reflect an all-cash purchase price. No shares of the Company were issued in connection with the acquisition.

The acquisition represents a significant milestone in the Company’s ongoing infrastructure expansion strategy. As a result of the acquisition, the Company’s consolidated operating capacity across its three sites represents approximately 90MW of available power, representing approximately 2 EH/s of computing power. The generator capacity will continue flexible operation to ensure that 24/7 dispatchable supply is made available to area residents, businesses and industry to mitigate impacts of power interruptions in concert with directives of the New York Independent System Operator (NYISO).

A Colocation Services Agreement was entered into on April 20, 2023, by and between the Company and Bit Digital USA, Inc. (“Bit”). Under the terms of the agreement, Digi Power provides hosting services in return for reimbursement of power consumption per the contractual terms.

A Colocation Services Agreement was entered into on September 21, 2023, by and between the Company and a strategic partner. Under the terms of the agreement, Digi Power provides hosting services in return for reimbursement of power consumption per the contractual terms.

On July 11, 2024, the Company announced that it signed a profit-sharing agreement with a strategic partner. Under the executed agreement, the Company agreed to integrate 11,000 state-of-the-art S21 miners (200/TH) into its facilities, translating to approximately 44 MW of hosting. This deal also includes a profit-sharing component, whereby the Company receives 60% of the daily Bitcoin mining rewards earned from the S21 miners in exchange for providing the agreed upon capacity and electrical infrastructure support.

On February 7, 2025, the Company closed a private placement for gross proceeds of $6,609,500 and consisted of the sale of 2,503,601 subordinate voting shares of the Company and 1,251,805 warrants at a price of $2.64. Each warrant is exercisable at a price of $3.66 and expires three years from the issuance date.

The Company incorporated US Data Centers Inc. as a subsidiary on September 20, 2024. In Q1 2025, the Company dissolved this subsidiary and incorporated an entity of the same name. Funds of approximately $1,000,000 were distributed back to the original shareholders upon dissolution.

On February 11, 2025, Digi Power announced the formation of US Data Centers, Inc. (“US Data Centers”), a wholly owned subsidiary of the Company which will be dedicated to the development of high-performance computing (“HPC”) and artificial intelligence (“AI”)-focused data centers. The new US Data Centers website can be found at www.usdatacenters.ai.

With the launch of US Data Centers, Digi Power is creating a dedicated platform focused entirely on delivering AI and HPC solutions, ensuring purpose-built infrastructure for the next generation of computing. As its first major initiative, US Data Centers plans to lead the transformation of the Company’s existing site in Columbiana, Alabama into a state-of-the-art Tier 3 data center designed to support next-generation AI and HPC workloads.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

On July 17, 2025, the Company announced the execution of a definitive purchase order with Super Micro Computer, Inc. (“Supermicro”) (NASDAQ: SMCI) to supply NVIDIA B200-powered systems for the launch of NeoCloud, Digi Power X’s Tier 3 modular artificial intelligence (“AI”) infrastructure platform.

The Supermicro systems, pre-qualified for NVIDIA’s new Blackwell B200 GPUs, will be deployed inside Digi Power X’s proprietary ARMS 200 (AI-Ready Modular Solution) pods. The first live deployment will take place at the Company’s Alabama site, with operations set to begin in the first quarter of 2026.

Green Initiative

Digi Power’s operations use a blend of renewable energy, zero-carbon electricity, and non-renewable sources. Currently, 91% of the electricity consumed by the Company’s grid-based power across its two New York State sites is sourced from zero-carbon generation. Additionally, more than 50% of the total energy consumed at these sites is derived from renewable sources.

As the Company brings online its own natural gas-fired power generation facility, it will focus on sourcing renewable natural gas (RNG) for at least 50% of the natural gas consumed at its Alabama site. New York State’s growing RNG ecosystem—primarily supplied by anaerobic digesters on local dairy farms and by landfill gas recovery—positions the Company to support sustainable fuel sourcing.

Current Carbon-Neutrality Efforts & Initiatives include:

●	100% Carbon Neutral by 2026: The Company is committed to achieving 100% carbon neutrality across all operations with a net-zero carbon footprint by the end of 2026. While the original goal was 2025, the timeline has been adjusted to align with updated projections on New York State’s renewable energy deployment, which is slightly behind pace. The Company remains on track to meet its long-term target of using 100% renewable energy by 2030.

●	Community Solar Leadership: The Company is the anchor subscriber to a 5 MW community solar project located in Grand Island, NY, just 15 miles from its East Delevan facility. This project is expected to generate enough clean electricity to power more than 2,500 homes annually. Our participation directly supports the development of new renewable assets, adds clean energy to the grid, and reduces our overall electricity costs.

●	Digigreen Initiative: An internal program focused on implementing sustainable, environmentally responsible, and economically sound practices. This initiative helps position the Company as an industry leader in reducing and eliminating its carbon footprint without sacrificing profitability.

●	Crypto Climate Accord: As a signatory to this private sector-led initiative, the Company is working collaboratively with other crypto stakeholders to rapidly decarbonize the cryptocurrency industry.

●	Proof of Green: The Company is developing proprietary standards to measure and audit its carbon impact. These tools enable regular environmental accountability reports and provide strategic guidance to directors and shareholders on carbon reduction opportunities across operations.

At-the-Market Offering

On May 30, 2025, the Company entered into an at-the-market sales agreement with A.G.P./Alliance Global Partners as agent (the “Agent”), pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through June 30, 2025, the Company issued 806,291 subordinate voting shares in exchange for gross proceeds of $1,759,800, at an average share price of $2.13, and received net proceeds of $1,715,597 after paying commissions of $44,203 to the Agent and incurring $100,000 of other transaction fees.

Custodial services for digital currencies

The Company has a digital custody account with Gemini Trust Company, LLC (Gemini). Gemini is a digital currency exchange and custodian that allows customers to buy, sell, and store its digital assets. Gemini holds 100% of the Company’s cryptocurrency assets in hot storage. Gemini is not a related party of the Company. The Company is not aware of anything with regards to Gemini’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

The Company has chosen to hold its full inventory of Company’s cryptocurrency assets with Gemini due to its track record in the industry. Gemini is a New York trust company regulated by the New York State Department of Financial Services and is the foreign equivalent of a Canadian financial institution (as that term is defined in National Instrument 45-106 – Prospectus Exemption). Gemini is a qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Gemini has not appointed a sub-custodian to hold any of the Company’s cryptocurrencies. Gemini has US$100M split between US$25M of commercial crime insurance for digital assets held in online hot wallet and US$75M for offline, cold storage insurance coverage. Although the Company has historically utilized both cold and hot storage for its digital crypto assets with Gemini, the Company currently holds all its cryptocurrencies custodied with Gemini in hot storage.

The Company has conducted due diligence on Gemini and has not identified any material concerns. It routinely reviews and verifies its asset balances on public blockchain explorers. Management of the Company is not aware of any security breaches or other similar incidents involving Gemini that resulted in lost or stolen cryptocurrency assets. In the event of an insolvency or bankruptcy of Gemini, the Company would write off as losses any unrecoverable cryptocurrency assets.

In order to monitor Gemini, the Company relies on system and organization controls provided by a SOC 2 Type II report, which was undertaken by Deloitte & Touche LLP, an independent audit firm. A SOC 2 Type II certification and report are viewed as instrumental in providing verification to third parties that appropriate controls have been put in place to safeguard the Company’s cryptocurrency assets, specifically as it relates to having strict security and data protection processes and protocols.

In general, a SOC 2 Type II certification is issued by an outside auditor that evaluates the extent to which a vendor complies with five trust principles based on the systems and processes in place. These five principles include the following:

●	“Security”, which addresses the safeguarding of system resources and assets against unauthorized access;

●	“Availability”, which addresses the accessibility of the system as stipulated by the applicable service agreement between vendor and customer;

●	“Processing Integrity”, which addresses whether or not a system achieves its purpose;

●	“Confidentiality”, which addresses whether access and disclosure of data is restricted to a specified set of persons or organizations; and

●	“Privacy”, which addresses the system’s collection, use, retention, disclosure and disposal of personal information in conformity with an organization’s privacy notice.

The Company has elected to use Gemini as its sole custodian as Gemini compiles documented controls that can be provided to the Company, such as the SOC 2 Type II certification. The Company reviews the SOC 2 Type II report to ensure it maintains a secure technology infrastructure and the security systems designed to safeguard cryptocurrency assets are operating effectively. To date, the Company has not identified any material concerns based on its review of the SOC 2 Type II report.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

Gemini maintains insurance coverage for the cryptocurrency held on behalf of the Company in its online hot wallet. The Company is in the process of looking to insure the remainder of its mined digital currency. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or is uneconomical for the Company to obtain, which leads to the risk of inadequate insurance cover.

On occasion, to mitigate third-party risk, the Company will hold a portion of its digital currencies in cold storage solutions that are not connected to the internet. The Company’s digital assets that are held in cold storage are stored in safety deposit boxes at a bank branch. The wallets in which the Company stores its cryptocurrency assets are not multi-signature wallets; however, the Company secures the 24-word seed phrase, which facilitates recovery of the wallets should the wallets become lost, stolen or damaged, by partitioning the seed phrase in multiple parts, and securing each part in a separate location. Each part of the seed phrase is stored in either a safe or safety deposit box, The Company replicates this security protocol by taking the same 24-word seed phrase, partitioning this into several parts and storing each part in a secure location in a separate safe or safety deposit box than was used for the first copy of the seed-phrase. This duplication ensures that the digital currencies held via cold storage solutions will be recoverable by the Company, should the Company’s cold-wallets become lost, stolen or damaged. During the quarter-ended June 30, 2025, all of the Company’s cryptocurrency assets were and, as of the date of this MD&A, all of the Company’s cryptocurrency assets are currently held in its Gemini wallets.

Selected Financial Information

	Period ended June 30, 2025 ($)	Year ended December 31, 2024 ($)	Year ended December 31, 2023 ($)
Revenue	17,388,038	37,002,263	26,112,908
Net income (loss)	(12,322,295)	(6,797,718)	(21,885,410)
Net income (loss) per share – basic and diluted	(0.34)	(0.22)	(0.77)

	Period ended June 30, 2025 ($)	Year ended December 31, 2024 ($)	As at December 31, 2023 ($)
Total assets	37,096,704	34,318,088	42,147,347
Total long-term liabilities	2,251,884	2,279,211	2,179,757

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

Selected Quarterly Information

A summary of selected information for each of the eight most recent quarters prepared in accordance with IFRS is as follows:

		Net Income or (Loss)
Three Months Ended	Revenues ($)	Total ($)	Per Share - Basic ($)	Per Share - Diluted ($)
2025-June 30	8,111,451	(10,633,763)	(0.29)	(0.29)
2025-March 31	9,276,587	(1,688,532)	(0.05)	(0.05)
2024-December 31	5,637,540	(464,075)	(0.10)	(0.10)
2024-September 30	9,175,740	(6,412,344)	(0.13)	(0.13)
2024-June 30	9,230,664	(4,765,447)	(0.16)	(0.16)
2024-March 31	12,958,319	4,844,148	0.17	0.17
2023-December 31	7,393,047	(9,685,061)	(0.34)	(0.34)
2023-September 30	6,991,701	136,060	0.00	0.00

The Company is generally not subject to seasonality. Factors that may impact revenues and profitability include Bitcoin price, network difficulty, the price of power, foreign currency fluctuations and the Company’s hashrate.

Results of Operations

For the three months ended June 30, 2025, compared to the three months ended June 30, 2024:

For the three months ended June 30, 2025, the Company’s net loss was $10,633,763 compared to a net loss of $4,765,447 for the three months ended June 30, 2024. Highlights of the quarter include:

Revenue

Revenue from Bitcoin mining was $1,394,740 for the three months ended June 30, 2025, compared to $2,968,605 for the period ended June 30, 2024.

For the three-month period ended June 30, 2025, the Company self-mined a total of approximately 14 Bitcoins at an average Bitcoin price of US$98,697 (from Gemini) compared to the three-month period ended June 30, 2024, in which the Company mined approximately 45 Bitcoins at an average price of Bitcoin of US$65,675.

The primary reason for the decrease in the Company’s mining revenue in Q2 2025 versus Q2 2024 was the continued diversification of the Company’s revenue streams by entering into the colocation agreements mentioned above in this MD&A. By entering into these contracts, the Company was able to utilize its existing infrastructure and power supply and receive consistent payment for consumption.

From the colocation agreements, the Company recognized revenue from colocation service agreements of $4,487,129 for the quarter ended June 30, 2025 (2024: $2,210,505). Sale of electricity was $nil in Q2 2025 as the Company’s agreement with Northern Data expired at the end of Q2 2024 (2024: $2,904,208).

The Company also recognized revenue from the sale of energy of $2,229,582 for the period, compared to $1,147,346 in Q2 2024. Revenue from this acquisition of a business is recognized each month through the operations of the plant through its available capacity that can be sold, and actual generation of power sold. The increase in revenue on a year-over-year basis was due to the plant selling its power to the grid during the current year instead of using the plant power to run its mining operations (higher power pricing drove the decision to curtail).

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

Cost of Sales

The Company’s cost of sales was $8,401,545 for the three-month period ended June 30, 2025, compared to $12,127,965 for the three-month period ended June 30, 2024.

Depreciation and amortization expense decreased by $2,377,561 year over year as the expense associated with the $3.2 million of assets related to the Company’s infrastructure and mining equipment that were put into use during the first half of 2024 was offset by the reduction of expense associated with fully depreciated assets.

Cost of revenue of $6,827,854 as of June 30, 2025, decreased by $1,348,859 with the prior year ($8,176,713) as the Company’s utility expenses decreased in parallel with its reduction in self mining.

General, Administrative & Other Expenses

The Company’s general and administrative expenses were $6,891,358 for the three-month period ended June 30, 2025, compared to $1,535,620 in the same period of 2024.

The primary drivers in the current period versus the quarter ended June 30, 2024, were due to:

●	Increase in office and administrative spend of $607,183 associated with expenses incurred related to a performance bonus paid to a Company officer and an increase in marketing and consulting fees.

●	Foreign exchange loss of $3,538,930 (2024: gain of $584,972) related to currency exchange fluctuations on the intercompany balances.

●	Share based compensation expense of $2,069,041 (2024: $504,140) related to vested stock options and RSU’s awards.

Other income/expense items of note in the current year include the revaluation of the warrant liabilities, which resulted in a loss of $3.43 million (2024: loss of $0.375 million).

For the six months ended June 30, 2025, compared to the six months ended June 30, 2024:

For the six months ended June 30, 2025, the Company’s net loss was $12,322,295 compared to net income of $78,701 for the six months ended June 30, 2024. Highlights of the quarter include:

Revenue

Revenue from Bitcoin mining was $2,160,616 for the six months ended June 30, 2025, compared to $9,778,994 for the period ended June 30, 2024.

For the six-month period ended June 30, 2025, the Company self-mined a total of approximately 23 Bitcoins at an average Bitcoin price of US$96,059 (from Gemini) compared to the six-month period ended June 30, 2024, in which the Company mined approximately 174 Bitcoins at an average price of Bitcoin of US$59,531.

The primary reason for the decrease in the Company’s mining revenue in 2025 versus 2024 was the continued diversification of the Company’s revenue streams by entering into the colocation agreements mentioned above in this MD&A. By entering into those agreements, the Company was able to utilize its existing infrastructure and power supply and receive consistent payment for consumption.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

From those agreements, the Company recognized revenue from colocation service agreements of $9,569,924 for the six months ended June 30, 2025 (2024: $3,637,436). Sale of electricity was $nil in 2025 as the Company’s agreement with Northern Data expired at the end of Q2 2024 (2024: $6,283,028).

The Company also recognized revenue from the sale of energy of $5,657,498 year to date, compared to $2,489,525 in 2024. Revenue from this acquisition of a business is recognized each month through the operations of the plant through its available capacity that can be sold, and actual generation of power sold. The increase in revenue on a year-over-year basis was due to the plant selling its power to the grid during the current year instead of using the plant power to run its mining operations (higher power pricing drove the decision to curtail).

Cost of Sales

The Company’s cost of sales was $15,450,164 for the six-month period ended June 30, 2025, compared to $17,176,595 for the six-month period ended June 30, 2024.

Depreciation and amortization expense decreased by $4,156,021 year-over-year as the expense associated with the $3.2 million of assets related to the Company’s infrastructure and mining equipment that were put into use during the first half of 2024 was offset by the reduction of expense associated with fully depreciated assets.

Cost of revenue of $15,450,164 as of June 30, 2025, decreased by $1,726,431 compared to the prior year ($17,176,595) as the Company’s utility expenses decreased in parallel with its reduction in self mining.

General, Administrative & Other Expenses

The Company’s general and administrative expenses were $9,988,192 for the six-month period ended June 30, 2025, compared to $695,937 in 2024.

The primary drivers in the current period versus the year ended June 30, 2024, were due to:

●	Increase in office and administrative spend of $1,309,089 associated with expenses incurred related to a performance bonus paid to a Company officer and an increase in marketing and consulting fees.
●	Foreign exchange loss of $3,602,224 (2024: gain of $2,002,846) related to currency exchange fluctuations on the intercompany balances.
●	Share based compensation expense of $3,107,826 (2024: $750,401) related to vested stock options and RSU’s awards.

Other income/expense items of note in the current year include the revaluation of the warrant liabilities which resulted in a loss of $0.5 million (2024: gain of $3,682,327).

Cash flows

Operating Activities

Cash used by operating activities for the quarter year ended June 30, 2025, was $18,354,222 as compared to cash used of $4,332,561 for the quarter ended June 30, 2024. The difference is primarily attributable to the change in warrant liability ($512,028 versus -$3,682,327), decrease in depreciation and amortization ($3,720,499 versus 7,876,520) and the increase in amounts owed for working capital items in the current quarter (-$6,509,050 versus $3,741,931).

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

Investing Activities

Cash provided from investing activities for the quarter year ended June 30, 2025, was $9,414,651 as compared to cash provided from investing activities of $6,264,757 for the quarter ended June 30, 2024. In the current period, cash of $1,557,363 was used for the purchase of equipment and digital currencies traded for cash of $10,972,014. In the prior year, $3,200,000 was used for the purchase of mining infrastructure equipment and there were digital currencies traded for cash of $9,464,757.

Financing Activities

Cash provided by financing activities for the quarter year ended June 30, 2025, was $11,518,793, as compared to cash used of $746,413 for the quarter ended June 30, 2024. The drivers of the balance in the current period were proceeds of shares issued for cash of $8,101,923 and the proceeds from exercise of warrants and options of $4,525,000, partly offset by repayment of loans of $78,130 and lease payments of $30,000. The drivers of the balance in the prior year were proceeds of shares issued for cash of $5,457, offset by repayment of loans of $676,968 and lease payments of $74,902.

Liquidity and Financial Position

As of June 30, 2025, the Company had a positive working capital balance of $1,452,738, including digital currencies of $4,315,848. The Company commenced earning revenue from digital currency mining in mid-February 2020; however, it has limited operating history, and there can be no assurance that the Company’s historical performance will be indicative of its future performance.

The Company’s ability to continue as a going concern is dependent on the Company’s ability to efficiently mine and liquidate digital currencies, continue its colocation arrangements, manage operational expenses, and raise additional funds through debt or equity financing.

Capital Resources

The Company’s capital management objective is to provide the financial resources that will enable Digi Power to maximize the return to its shareholders while also optimizing its cost of capital. In order to achieve this goal, the Company monitors its capital structure and adjusts as required in response to an ever-changing economic environment and the various risks to which the Company is exposed. The Company’s approach to attaining this objective is to preserve a flexible capital structure that optimizes the cost of capital at a satisfactory level of risk, to maintain its ability to meet financial obligations as they come due, and to ensure the Company has appropriate financial resources to fund its organic and acquisitive growth.

In order to achieve its future business objectives, Digi Power may need to liquidate or borrow against Bitcoin that has been accumulated as of the date hereof as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms or at all. The Company presently anticipates that additional financing may be required to fund its initiative of developing high-performance computing and artificial intelligence focused data centers.

The Company also anticipates that additional financing could be required to purchase the next generation miners required to utilize its maximum capacity and is looking for an attractive joint venture and hosting colocation arrangements to strengthen its capital position.

Digi Power may manage its capital structure through a variety of methods, including, without limitation, by issuing equity, seeking financing through loan products, adjusting capital spending, entering into beneficial hosting or colocation agreements, or disposing of assets.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

Notes Receivable and Related Party Transactions

Investment

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrued interest at a rate of 6% per annum, with 3% payable in cash every calendar quarter and 3% payable in notes. The Note was converted into Series C Preferred Stock (“Shares”) of the issuer effective October 1, 2023, with 8,000 warrants issued to the Company. The Shares are secured by the assets of the issuer. As at June 30, 2025, the fair value of the Shares and warrants was estimated to be $900,844.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Period ended June 30, 2025	Period ended June 30, 2024
Professional fees (1)	99,233	60,210
Salaries (1)	1,054,053	434,001
Share based compensation (2)	2,150,820	699,401
Total	$3,304,106	$1,193,612

(1)	Represents the professional fees and salaries paid to officers and directors in BTC. During the six months ended June 30, 2025, the Company paid 6 BTC (six months ended June 30, 2024 - 16 BTC) as compensation for the services provided in by officers and directors with a fair value of $587,615 (six months ended June 30, 2024 - $994,420).
(2)	Represents the share-based compensation for officers and directors.

Share Capital

As of the date of this MD&A, the Company has 44,707,644 subordinate voting shares outstanding.

As of the date of this MD&A, the Company had issued 1,732,121 stock options, 2,016,567 restricted share units and 5,717,916 warrants, including 242,380 broker warrants.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

Subsequent Events

On July 23, 2024, the Company announced the closing of a registered direct offering of 4,807,693 shares of common stock (or pre-funded warrants in lieu thereof) at an offering price of U.S.$3.12 per share resulting in gross proceeds of approximately U.S.$15 million before deducting placement agent fees and other expenses payable by the Company.

Subsequent to quarter end, the Company has received $1,827,272 in cash from the exercise of 913,636 warrants with a price of $2.00 per warrant.

Subsequent to year end, the Company has issued 279,830 subordinate voting shares for a total aggregate of $1,228,962 pursuant to the at-the-market equity program.

Off-Balance Sheet Arrangements

As at the date of this MD&A, the Company did not have any off-balance sheet arrangements.

Adoption of new accounting policies

On October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current and Noncurrent Liabilities with Covenants. These amendments increase the disclosure required to enable users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within 12 months. The amendments are effective January 1, 2024. Retrospective application is required on adoption. These amendments resulted in $5,456,749 of warrant liabilities previously classified as long term, to be reclassified as current liabilities as at December 31, 2023, upon adoption. As at June 30, 2025, the Company’s warrant liabilities of $5,373,154 are entirely classified as current liabilities, as the counterparties who hold them may exercise them into common shares of the Company at any time.

Accounting standards issued but not yet effective

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. We are currently assessing the effect of this new standard on our financial statements.

As at June 30, 2025, there are no other IFRS or IFRIC interpretations with future effective dates that are expected to have a material impact on the Company.

Critical accounting judgements, estimates and assumption

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i) Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii) Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Significant estimates

(i) Useful lives of property, plant, and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

(ii) Data miners valuation

Impairment of data miners was estimated based on the recoverable amount of mining equipment based on current market prices and hash rate power per miner type. The recoverable amount represents the higher value between an asset’s fair value less costs to sell and its value in use. Hash rate power refers to the computational power of the mining equipment, which directly affects the mining efficiency and potential revenue generation. As the market prices for mining equipment and hash rate power can vary significantly over time, these factors are considered in estimating the recoverable amount of the assets. The current market prices for mining equipment are obtained from various sources, including manufacturers, distributors, and marketplaces for used equipment. Management reviews and compares these prices regularly to ensure the accuracy and relevance of the data.

(iii) Warrant liability

The Company uses Black Scholes method to determine the fair value of the warrant liability. The Black Scholes method requires significant judgement in determining the fair value such as volatility and risk-free rate. A change in these inputs could lead to significant change in the fair value of the warrant liability.

Restatement of statement of cash flows

The statement of cash flows in the prior year has been restated to reclassify the cash proceeds from the sale of digital assets and the cash disbursements related to their acquisition, which are accounted for as intangible assets under IAS 38, from cash flows from operations to cash flows from investing activities. The Company has determined that this error was material to the previously issued consolidated financial statements and as such, has restated its consolidated financial statements, as applicable.

Disclosure of Internal Controls

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the unaudited condensed interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the unaudited condensed interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized, and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer’s GAAP (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

Identified material weakness

We have identified material weaknesses in our internal control over financial reporting relating to (a) the Company not having effective review and reconciliation procedures related to the period end balances in connection with the closing of financial statements for a particular period, and (b) the Company having insufficient procedures or processes to (i) Independently generate an expectation over the rewards which should be received from self-mining and colocation agreements based on the hashing power provided to the network, in order to assess the completeness and accuracy of rewards received from these revenue streams. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. To respond to the material weaknesses we identified, we plan to implement review and reconciliation procedures for period end balances related to the items where a deficiency was noted and to establish and maintain an equipment list that will allow the Company to verify the Bitcoin rewards we receive from mining pools and colocation agreements, as described in ITEM 15. “Controls and Procedures.” Even if we successfully implement our remediation plan, there is no assurance that this initiative will ultimately have its intended effect.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such a case, we may be unable to maintain compliance with applicable U.S. securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

The Company plans to strengthen its internal control over financial reporting and is committed to ensuring that such controls are designed and operating effectively. The Company plans to implement a formal process to review and reconcile period end balances related to the items described above and properly reassess those items as required. The Company also plans to implement procedures to ensure and maintain a formal review of the equipment listings for its miners used for self-mining and for co-location customers, and to generate an independent expectation of expected rewards based on hashing power provided to the network.

The material weaknesses in the Company’s internal control over financial reporting will not be considered remediated until the remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Management’s efforts are ongoing, and the Company expects its remediation plan to be completed Q3 2025. If these remediation efforts do not prove effective and control deficiencies and material weaknesses persist or occur in the future, the accuracy and timing of the Company’s financial reporting may be materially and adversely affected, including as described in the “Risk Factors” section below.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

Remediation of Prior Material Weakness in Internal Control Over Financial Reporting

As previously reported in the Company’s annual report on 20-F for the fiscal year ended December 31, 2023, management of the Company identified certain material weaknesses related to (a) the Company’s failure to timely communicate with and enable its independent registered public accounting firm to timely complete a PCAOB audit of the Company’s financial statements included in that annual report and (b) the Company improperly classifying proceeds from the sales of digital assets in its financial statements as cash flows from investing activities, rather than cash flows from operating activities. As noted above, a material weakness is not generally considered fully remediated until the enhanced controls related to that material weakness are fully implemented and operate for a sufficient period of time, and management has concluded, through testing, that these controls are operating effectively. Since identifying the material weaknesses, the Company’s management has implemented its plan to remediate these control deficiencies, including in order to timely file this Annual Report, which contains financial statements for the fiscal year ended December 31, 2024, that classify proceeds from the sales of digital assets as cash flows from investing activities. Management has completed its documentation, testing and evaluation of the updated internal controls and determined that, as of December 31, 2024, these controls have now operated for a sufficient period of time, and, through testing of the design and operating effectiveness of the controls, management has concluded that these controls are operating effectively. As such, management concluded that the previously identified material weaknesses have been remediated as of December 31, 2024.

Factors Impacting Profitability

Market Price of Bitcoin: The Company’s business is heavily dependent on the average price of Bitcoin. The prices of cryptocurrencies, including Bitcoin, have experienced substantial volatility, meaning that high or low prices may be based on speculation and incomplete information, subject to rapidly changing investor sentiment, and influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Bitcoin (as well as other cryptocurrencies) may have value based on various factors, including, but not limited to, their acceptance as a means of exchange by consumers and producers, scarcity, and market demand, all of which are beyond the Company’s control.

Halving: Further affecting the industry, particularly for the Bitcoin blockchain, the Bitcoin reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in Bitcoin, which uses a proof-of-work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For Bitcoin the reward was initially set at 50 Bitcoin currency rewards per block. The Bitcoin blockchain has undergone halvings three times since its inception as follows: (1) on November 28, 2012, at block height 210,000; (2) on July 9, 2016, at block height 420,000; and (3) on May 11, 2020, at block height 630,000, when the reward was reduced to its current level of 6.25 Bitcoin per block. The next halving for the Bitcoin blockchain is currently anticipated to occur in May 2024 at block height 840,000. Halvings will continue to occur until the total amount of Bitcoin currency rewards issued reaches approximately 21million and the theoretical supply of new Bitcoin is exhausted, which is expected to occur around the year 2140. Many factors influence the price of Bitcoin, and potential increases or decreases in prices in advance of or following a future halving is unknown.

Network Hash Rate and Difficulty: Generally, a Bitcoin miner’s chance of solving a block on the Bitcoin blockchain and earning a Bitcoin reward is a function of the miner’s hash rate, relative to the global network hash rate (i.e., the aggregate amount of computing power devoted to supporting the Bitcoin blockchain at a given time).As demand for Bitcoin has increased, the global network hash rate has increased rapidly, and as greater adoption of Bitcoin occurs, we expect the demand for new Bitcoin will likewise increase as more mining companies are drawn into the industry by this increased demand. Further, as a greater number of increasingly powerful miners have been deployed, the network difficulty for Bitcoin has consequently also increased. Network difficulty is a measure of how difficult it is to solve a block on the Bitcoin blockchain, which is adjusted every 2,016 blocks (approximately every 2 weeks) so that the average time between each block validation remains approximately ten minutes. A high difficulty means that more computing power will be required in order to solve a block and earn a new Bitcoin reward, which, in turn, makes the Bitcoin network more secure by limiting the possibility of one miner or mining pool gaining control of the network. Therefore, as new and existing miners deploy additional hash rate, the global network hash rate will continue to increase, meaning a miner’s share of the global network hash rate (and therefore its chance of earning Bitcoin rewards) will decline if it fails to deploy additional hash rate at pace with the industry.

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DIGI POWER X INC. (FORMERLY “DIGIHOST TECHNOLOGY INC.”)

Management’s Discussion & Analysis

For the three and six months ended June 30, 2025

Cost of electricity: A key factor in the Company’s profitability of its mining and colocation operations is the cost of electricity in the regions where the Company has mining operations. Energy costs generally are subject to government regulation, natural occurrences (including weather) and local supply and demand for energy. The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the states where we operate. In addition, the Company is exposed to negative impacts of changes in tax policy, such as, but not limited to, being precluded from claiming back input taxes or other specific taxes imposed on cryptocurrency.

Risk Factors

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume these risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position. Please refer to the section entitled “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, dated March 31 2025 and the Risk Factors contained the Company’s various filings on SEDAR + at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements. In particular, this MD&A contains forward-looking statements pertaining to the following:

●	the impact of the Bitcoin Halving in May 2024 on the price of Bitcoin and the normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels;

●	future debt levels, financial capacity, liquidity, and capital resources;

●	anticipated future sources of funds to meet working capital requirements;

●	future capital expenditures and contractual commitments;

●	expectations respecting future financial results;

●	expectations regarding benefits of certain transactions and capital investments;

●	the Company’s objectives, strategies, and competitive strengths and growth strategy, including the ability to develop and build out the infrastructure in North Carolina;

●	expectations with respect to future opportunities;

●	expectations with respect to the Company’s financial position;

●	the Company’s capital expenditure programs and future capital requirements;

●	capital resources and the Company’s ability to raise capital;

●	industry conditions pertaining to the cryptocurrency industry; and

●	ability to finance the development of high-performance computing and artificial intelligence focused data centers; and

●	the other factors discussed under “Risk Factors”.

This list of factors should not be construed as exhaustive.

Additional Information

Additional information concerning the Company is available on SEDAR + at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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